UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                            Brite Voice Systems Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   110411105
                                 (CUSIP Number)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Morton H. Sachs & Co. DBA The Sachs Company ("SC")
        Morton H. Sachs   ("MHS")

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2         (b) x

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Louisville, Kentucky    USA

NUMBER OF                5.  SOLE VOTING POWER                       59,000
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                          0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                  59,000
REPORTING PERSON
WITH                     8. SHARED DISPOSITIVE POWER                      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        59,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        .48%

12.   TYPE OF REPORTING PERSON*
        SC-IA   MHS-IN


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Cusip No.110411105       13G                                Page 2 of 3 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          Brite Voice Systems, Inc..

   (b)  Address of Issuer's Principal Executive Offices:
          7309 E. 21 St. North
          Wichita, KS 67206-1083

2. (a)  Name of Person Filing:
          Morton H. Sachs & Co. DBA The Sachs Company ("SC") and Morton H. Sachs ("MHS"), the controlling shareholder of SC. This schedule relates to the same securities. Each person is individually eligible to use this schedule and has executed the Agreement attached as to that effect. See Exhibit A.

   (b)  Address of Principal Business Office for Each of the Above:
          1346 South Third Street
          Louisville, KY  40208

   (c)  Citizenship:
          SC- A Kentucky Corporation
          MHS- USA

   (d)  Title of  Class of  Securities:
          Common Stock

   (e)  CUSIP Number:
          110411105

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
   (a) [ ]  Broker or Dealer registered under Section 15 of the Act
   (b) [ ]  Bank as defined in section 3(a)(6) of the Act
   (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provsions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [x] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
            The Sachs  Company is an investment adviser registered under
            Section 203 of the Investment Advisers Act of 1940 and Morton H. Sachs is an individual controlling shareholder thereof reporting under Rule 13d-1(b) (ii) (G).
   (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:                                       59,000
   (b) Percent of Class:                                                   .48%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote                 59,000
         (ii)  shared power to vote or to direct the vote                 None
         (iii) sole power to dispose or to direct the disposition of    59,000
         (iv)  shared power to dispose or to direct the disposition of    None

5. Ownership of Five Percent or Less of a Class:
          N/A


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CUSIP NO.110411105                 13G                      Page 3 of 3 Pages


Schedule 13G Additional Information  (continued)

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:
          N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          See Items 2 and 3.

8. Identification and Classification of Members of the Group:
          N/A

9. Notice of Dissolution of  Group:
          N/A

10. Certification:

          By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          SEE NOTE No. 1 BELOW

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         February 12, 1997              Date:        February 12, 1997


Signature: By /s/ Mortan H. Sachs            Signature:   /s/ Morton H. Sachs
          Morton H. Sachs, President                          Morton H. Sachs
        Morton H. Sachs & Co. DBA The Sachs Company

NOTE No. 1:  Each of the reporting persons hereby disclaims beneficial ownership of the above shares, and the filing of this statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of the shares covered by this statement.


                                                                      EXHIBIT A
                                    AGREEMENT

         The undersigned hereby agree that the statement on Schedule G to which this is attached as Exhibit A is filed on behalf of each of the undersigned.


Date:   February 12, 1997           Morton H. Sachs & Co. DBA The Sachs Company

                                  by: /s/ Morton H. Sachs
                                      Morton H. Sachs, President

Date:   February 12, 1997             /s/ Morton H. Sachs
                                      Morton H. Sachs